INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

February 16, 2023

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant” or “Trust”) on behalf of the AXS Dynamic Opportunity Fund and AXS Tactical Income Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Samantha Brutlag of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on January 24, 2023, regarding Post-Effective Amendment No. 373 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) on December 12, 2022, relating to the AXS Dynamic Opportunity Fund and AXS Tactical Income Fund (each, a “Fund” and together, the “Funds”), each a newly-created series of the Trust. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Funds’ Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

GENERAL

1.	Please confirm in your written response that the Registrant intends to file a Registration Statement on Form N-14 regarding the reorganization of the ACM Dynamic Opportunity Fund into the AXS Dynamic Opportunity Fund, and the reorganization of the ACM Tactical Income Fund into the AXS Tactical Income Fund (the “Form N-14 Registration Statement”). In addition, please confirm that the comments given on the Registration Statement will be made to the Form N-14 Registration Statement, as applicable.

Response: The Registrant confirms that the initial Form N-14 Registration Statement was filed with the Commission on February 8, 2023 (SEC Accession No. 0001398344-23-002385), and that all applicable comments given on the Registration Statement will be incorporated into the final Form N-14 Registration Statement.

2.	Please confirm that the Prospectus and Statement of Additional Information for each Fund will not be used to offer shares to investors until after the applicable reorganization is completed.

Response: The Registrant so confirms.

3.	Please provide the Funds’ ticker symbols with the filing of the Amendment.

Response: The Registrant confirms that the Funds’ ticker symbols will be incorporated into the Amendment.

SUMMARY SECTION

Fees and Expenses Tables and Example

4.	Please provide the Funds’ completed fees and expenses tables and examples for the Commission’s review at least five business days prior to filing the Amendment.

Response: The Funds’ completed fees and expenses tables and examples, which will be included in the Amendment, are as follows:

AXS Dynamic Opportunity Fund

	Class A Shares	Class I Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%	None
Maximum deferred sales charge (load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None
Redemption fee if redeemed within 30 days of purchase (as a percentage of amount redeemed)	1.00%	1.00%
Wire fee	$20	$20
Overnight check delivery fee	$25	$25
Retirement account fees (annual maintenance fee)	$15	$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	1.25%	1.25%
Distribution and service (Rule 12b-1) fees	0.25%	None
Other expenses[1]	0.43%	0.43%
Short Selling Dividend and Interest Expense	0.06%	0.06%
Other Expenses	0.37%	0.37%
Total annual fund operating expenses[2]	1.93%	1.68%

1	“Other Expenses” for the Fund have been estimated for the current fiscal year. Actual expenses may differ from estimates.

2	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 2.40% and 2.15% of the average daily net assets of Class A and Class I shares of the Fund, respectively. This agreement is in effect for a period of two years from the date of the reorganization of the ACM Dynamic Opportunity Fund, a series of Northern Lights Fund Trust III, which is expected to occur during the second quarter of 2023, and it may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made by the advisor to the Fund for a period ending three years after the date of the waiver or payment. Such reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. Reimbursements of fees waived or payments made will be made on a “first in, first out” basis so that the oldest fees waived or payments are satisfied first.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in Class A shares or Class I shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Class A Shares	$760	$1,146	$1,557	$2,699
Class I Shares	$171	$530	$913	$1,987

AXS Tactical Income Fund

	Class A Shares	Class I Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%	None
Maximum deferred sales charge (load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None
Redemption fee if redeemed within 30 days of purchase (as a percentage of amount redeemed)	1.00%	1.00%
Wire fee	$20	$20
Overnight check delivery fee	$25	$25
Retirement account fees (annual maintenance fee)	$15	$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	1.00%	1.00%
Distribution and service (Rule 12b-1) fees	0.25%	None
Other expenses[1]	0.43%	0.43%
Acquired fund fees and expenses[1]	1.27%	1.27%
Total annual fund operating expenses[2]	2.95%	2.70%

[1]	“Other Expenses” and “Acquired fund fees and expenses” for the Fund have been estimated for the current fiscal year. Actual expenses may differ from estimates.

[2]	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 2.25% and 2.00% of the average daily net assets of Class A and Class I shares of the Fund, respectively. This agreement is in effect for a period of two years from the date of the reorganization of the ACM Tactical Income Fund, a series of Northern Lights Fund Trust III, which is expected to occur during the second quarter of 2023, and it may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made by the advisor to the Fund for a period ending three years after the date of the waiver or payment. Such reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. Reimbursements of fees waived or payments made will be made on a “first in, first out” basis so that the oldest fees waived or payments are satisfied first.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in Class A shares or Class I shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Class A Shares	$856	$1,435	$2,038	$3,658
Class I Shares	$273	$838	$1,430	$3,032

Performance

5.	Please update the performance information in the bar chart and table for each Fund with the applicable Predecessor Fund’s performance information, and provide the updated performance information for the Commission’s review at least five business days prior to filing the Amendment.

Response: The Registrant has updated each Fund’s performance information, which will be included in the Amendment, as follows:

AXS Dynamic Opportunity Fund

Calendar-Year Total Return (before taxes) for Predecessor Fund Class I Shares

For each calendar year at NAV

Highest Calendar Quarter Return at NAV	11.51%	Quarter Ended 9/30/2020
Lowest Calendar Quarter Return at NAV	(8.67)%	Quarter Ended 12/31/2018

Average Annual Total Returns (for periods ended December 31, 2022)	1 Year	5 Years	Since Inception (1/20/2015)
Class I - Return Before Taxes	(12.79)%	1.78%	3.33%
Class I - Return After Taxes on Distributions	(14.06)%	1.09%	2.89%
Class I - Return After Taxes on Distributions and Sale of Fund Shares*	(6.65)%	1.39%	2.62%
Class A – Return Before Taxes	(17.98)%	0.38%	2.36%
S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)[1]	(18.11)%	9.42%	10.48%
HFRX Equity Hedge Index (reflects no deduction for fees, expenses or taxes)[2]	(3.18)%	2.63%	2.68%
S&P 500 (Price) Index (reflects no deduction for fees, expenses or taxes)[3]	(19.44)%	7.51%	8.40%

*	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. After-tax returns are shown for Class I Shares only and after-tax returns for classes other than Class I will vary from returns shown for Class I.

[1]	The S&P 500 Total Return Index is a market capitalization-weighted index of 500 widely held common stocks. Investors cannot invest directly in an index.

[2]	The HFRX Equity Hedge Index is an index managed by Hedge Fund Research, Inc. (“HFR”). HFR is the established global leader in the indexation, analysis and research of the hedge fund industry. With over 150 indices ranging from broad composites down to specific, niche areas of sub-strategy and regional investment focus, the HFRX Indices are considered the industry standard benchmarks of hedge fund performance. The HFRX branded indices are daily indices utilizing a rigorous quantitative selection process to represent the larger hedge fund universe. Investors cannot invest directly in an index.

[3]	The S&P 500 Price Index is a stock market index that measures the stock performance of 500 large companies listed on the stock exchange. Investors cannot invest directly in an index.

AXS Tactical Income Fund

Calendar-Year Total Return (before taxes) for Predecessor Fund Class I Shares

For each calendar year at NAV

Highest Calendar Quarter Return at NAV	4.18%	Quarter Ended 6/30/2020
Lowest Calendar Quarter Return at NAV	(2.93)%	Quarter Ended 6/30/2022

Average Annual Total Returns (for periods ended December 31, 2022)	1 Year	Since Inception (12/31/2018)
Class I - Return Before Taxes	(7.66)%	0.98%
Class I - Return After Taxes on Distributions	(8.56)%	(0.32)%
Class I - Return After Taxes on Distributions and Sale of Fund Shares*	(4.47)%	0.26%
Class A – Return Before Taxes	(13.21)%	(0.74)%
Bloomberg U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes) [1]	(13.01)%	0.03%

*	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. After-tax returns are shown for Class I Shares only and after-tax returns for classes other than Class I will vary from returns shown for Class I.

[1]	The Bloomberg U.S. Aggregate Bond Index is an unmanaged index comprised of U.S. investment grade, fixed rate bond market securities, including government, government agency, corporate and mortgage-backed securities between one and ten years. Investors cannot invest directly in an index.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary